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New Skies Satellites B.V.
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

                            June 7, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	New Skies Satellites B.V. Registration Statement on Form S-4 File No.: 333-123420

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, of New Skies Satellites B.V. (the "Company") be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on June 8, 2005, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offer specified in the above-referenced Registration Statement.

        Pursuant to this request, the Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
New Skies Satellites B.V.
By:	/s/ THAI RUBIN
Name: Thai Rubin

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New Skies Satellites B.V. Rooseveltplantsoen 4 2517 KR The Hague The Netherlands